Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: June 7, 2022

The following communication was sent to certain analysts by Rentokil Initial plc on June 7, 2022:

Subject: Rentokil Initial files Form F-4 relating to the acquisition of Terminix

Dear all,

Today we have filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. We hope that you find the attached analyst briefing note useful.

We’re available as always should you have any questions,

Kind regards,

Peter

Note to Analysts on filing of Form F-4

Introduction

On 14 December 2021, Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”) announced that they had signed a definitive agreement under which Rentokil Initial will acquire Terminix (the “Transaction”). At the completion of the Transaction, Rentokil Initial will be issuing its shares in the form of American Depositary Shares to shareholders of Terminix, and accordingly Rentokil Initial is required to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”). The Form F-4 contains a prospectus that, once final, will provide Terminix shareholders with information regarding Rentokil Initial. In fact, the prospectus will be a joint prospectus/proxy statement, as it will also serve as a Terminix proxy statement to provide Terminix shareholders with information about the Transaction ahead of Terminix’s shareholders’ meeting to approve the Transaction.

Information on Rentokil Initial

The Form F-4 includes the following sections (amongst others) that provide information on Rentokil Initial:

•	Business: an overview of the business of Rentokil Initial

•	Financial statements: historical financial information of Rentokil Initial (audited to U.S. Public Company Accounting Oversight Board standards), and pro forma historical financial information in relation to Rentokil Initial giving pro forma effect to the Transaction (see further below)

•	MD&A: Rentokil Initial Management’s Discussion and Analysis of the performance of Rentokil Initial during the three years ended December 31, 2021

•	Risk Factors: risk factors highlighting certain risks relating to an investment in Rentokil Initial

Information on the Transaction

The Form F-4 also includes the following sections (amongst others) that provide information on the Transaction:

•	Transaction Background: a narrative description of key events leading up to the announcement of the Transaction

•	Reasons for the Transaction: description of the factors underpinning the reasons each party’s board of directors approved the Transaction

•	Risk Factors: risk factors highlighting certain risks relating to the Transaction

Pro Forma Financial Information:

The Form F-4 includes pro forma financial statements of Rentokil Initial that give pro forma effect to the Transaction. As Rentokil Initial presents its financial statements in accordance with the International Financial Reporting Standard (“IFRS”) and Terminix presents its financial statements in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”), a number of estimated accounting adjustments have been made to the historical financial information of Terminix (to bring it in line with IFRS and Rentokil Initial’s accounting policies) for use in the pro forma financial statements based on 2021 reporting periods. These adjustments include the treatment of leases, share based payments, the valuation of acquired brands at $1.67bn and customer lists at $0.46bn, as well as acquired assets and liabilities. For example, under Terminix’s US GAAP accounting policy, a provision for litigated claims is recorded as claims are filed when amounts are both probable and reasonably estimable, while a provision for non-litigated claims is based on known filed claims plus those expected to arise for active customers within the contractually stated claims notification period. Under its IFRS accounting policy, Rentokil Initial is required to provide for all probable future claims on the existing pool of contracts, based on the estimated period the customer is expected to be retained. As such, we have included, within the proforma, an incremental net present value provision of $298m over an estimated period to 2029.

The estimates above are based on a ‘combination’ at 31 December 2021, and as such these estimates will all need to be updated again following completion of the Transaction. All of the above adjustments are in line with Rentokil Initial’s application of its IFRS accounting policies.

Next Steps and Timeline

The Form F-4, including the prospectus/proxy statement, is now subject to review by the SEC. Once the review is complete, Rentokil Initial will seek effectiveness of the registration statement and the prospectus/proxy statement will be sent to Terminix shareholders.

Rentokil Initial is targeting for the Transaction to be completed by the end of the third quarter of 2022 and otherwise expects that the Transaction will be completed in the second half of 2022.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial and Terminix, Rentokil Initial has filed with the SEC a preliminary registration statement on Form F-4, which includes a preliminary proxy statement of Terminix that also constitutes a preliminary prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX,

RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-

looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.